SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

19 November 2002

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]   Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
Stock Exchange Announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NOVO NORDISK A/S

Date: 19 November 2002	Lars Rebien Sørensen, President and Chief Executive Officer

Stock Exchange
Announcement

19 November 2002

Novo Nordisk acquires remaining shares in Biobrás

Novo Nordisk A/S today announced that Novo Nordisk has acquired an additional 55.4 % of the total share capital in Biobrás S.A. of Brazil in the delisting tender offer submitted to the company’s minority shareholders in October 2002. The purchase price of the shares is 55.7 million Brazilian reais (equal to USD 15.3 million/ 112.6 million Danish kroner). The purchase will not impact Novo Nordisk’s expectations for the financial results for 2002.

In January 2002 Novo Nordisk acquired a stake in Biobrás representing 76% of the voting shares of Biobrás and 39% of the total capital of Biobrás. The latest purchase of shares brings Novo Nordisk’s holding to a total of 99.3% of the voting shares and 97.5% of the total capital of Biobrás (adjusted for treasury shares).

Following the latest acquisition, Biobrás will be delisted from the São Paulo stock exchange, which is expected to be completed by the end of 2002. Novo Nordisk further intends to redeem the remaining shareholders in Biobrás under the rules of Brazilian company law. Novo Nordisk expects Biobrás to become a wholly-owned subsidiary of the Novo Nordisk Group during the first half of 2003. The total purchase price of Novo Nordisk’s shareholding after the redemption is expected to amount to 133.5 million reais (equal to USD 47.4 million/ 380.4 million kroner).

The share purchases and full integration of Biobrás in the Novo Nordisk organisation are still subject to clearance by the Brazilian anti-trust authorities. This clearance is now expected to be obtained during the first half of 2003.

Novo Nordisk is a focused healthcare company and the world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society.
With headquarters in Denmark, Novo Nordisk employs approximately 17,900 people in 68 countries and markets its products in 179 countries. Novo Nordisk’s B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol “NVO”. For further company information visit www.novonordisk.com

Stock Exchange Announcement No 29/2002	Page 1 of 2

For further information please contact:

Media:	Investors:

Outside North America: Karsten Madsen Phone (direct): (+45) 4442 4137	Outside North America: Peter Haahr Phone (direct): (+45) 4442 1207

Palle Holm Olesen Phone (direct): (+45) 4442 6175

In North America:	In North America:

Susan T Jackson Phone: (+1) 609 919 7776	Rasmus Jorgensen Phone (direct): (+1) 212 582 3676

Stock Exchange Announcement No 29/2002	Page 2 of 2